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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         CB RICHARD ELLIS SERVICES, INC.
                     ----------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                     ----------------------------------------
                         (Title of Class of Securities)

                                    12489L08
                     ----------------------------------------
                                 (CUSIP Number)

                                FREDERIC V. MALEK
                           C/O THAYER CAPITAL PARTNERS
                    1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                              WASHINGTON, DC 20004
                                 (202) 371-0150

              -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 24, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 12489L108                    13D               Page 2 of 6
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  1.     NAME OR REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              FREDERIC V. MALEK
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  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [ ]
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  3.     SEC USE ONLY

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  4.     SOURCE OF FUNDS*:

              PF
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  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)




                                                                            [ ]
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  6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

         UNITED STATES OF AMERICA
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                  7.   SOLE VOTING POWER

                            -0-
   NUMBER OF      --------------------------------------------------------------
     SHARES       8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                8,929,436**
      EACH        --------------------------------------------------------------
   REPORTING      9.   SOLE DISPOSITIVE POWER
     PERSON
      WITH                  -0-
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                            8,929,436**
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  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,929,436**
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  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*





                                                                            [ ]
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  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

              40.4%**
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         TYPE OF REPORTING PERSON

  14.         IN
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         *See Instructions Before Filling Out!
         **See Item 5 of Schedule 13D.


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 CUSIP No. 12489L108                    13D               Page 3 of 6
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                This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") as filed with the Commission on December 13, 2000 and Amendment No. 1 as filed with the Commission on March 12, 2001 (as amended, the "Schedule 13D") by Frederic V. Malek. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

        Items 2, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 2.         IDENTITY AND BACKGROUND.

                Item 2 of the Schedule 13D is hereby amended by deleting paragraph twenty-four thereof and replacing it with the following paragraph:

                As described in Item 4 below, CBRE Holding, Inc., a Delaware corporation formerly known as BLUM CB Holding Corp. ("Holding"), and its subsidiary Newco entered into an Agreement and Plan of Merger with the Issuer dated as of February 23, 2001, which was amended and restated as of April 24, 2001 (the "Agreement"), pursuant to which, on the terms and conditions set forth therein, Newco, a wholly owned subsidiary of Holding, would be merged with and into the Issuer (the "CBRE Merger"), and holders of Common Stock (other than certain holders described in Item 4 below) would receive consideration of $16.00 per share in cash (the "CBRE Merger Consideration") in exchange for their shares.

ITEM 4.         PURPOSE OF TRANSACTION.

                Item 4 of the Schedule 13D is hereby amended by deleting paragraph one thereof and replacing it with the following paragraph:

                On April 24, 2001, Newco, Holding and the Issuer entered into the Agreement (attached hereto as Exhibit 1) pursuant to which, on the terms and subject to the conditions set forth therein, Newco will be merged with and into the Issuer, and holders of Common Stock (other than certain holders described in Item 4) will receive the CBRE Merger Consideration in exchange for each of their shares.

                Item 4 of the Schedule 13D is hereby amended by deleting paragraphs three and four thereof and replacing them with the following paragraphs:

                On the terms and subject to the conditions set forth in the Agreement, at the effective time of the CBRE Merger, the Issuer's Deferred Compensation Plan will be amended so that each CBRE Stock Fund Unit (as defined in the Issuer's Deferred Compensation Plan) will thereafter represent the right to receive a share of the common stock of Holding in accordance with the terms and conditions set forth in the Issuer's Deferred Compensation Plan. Each participant in the Issuer's Deferred Compensation Plan who has CBRE Stock Fund Units that are vested and are credited to his or her account as of the Effective Time ("Vested CBRE Stock Fund Units") will be required,


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 CUSIP No. 12489L108                    13D               Page 4 of 6
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        prior to the effective time, to make one of the following elections with respect to such Vested CBRE Stock Fund Units: (i) convert the value of his or her Vested CBRE Stock Fund Units (based upon the value of $16.00 per Vested CBRE Stock Fund Unit) into any of the insurance mutual fund or interest index fund alternatives provided under the Issuer's Deferred Compensation Plan as of the Effective Time, or (ii) continue to hold the Vested CBRE Stock Fund Units in his or her account under the Issuer's Deferred Compensation Plan; provided, however, that the election set forth in the foregoing clause (ii) will only be available to participants in the Issuer's Deferred Compensation Plan who have Vested CBRE Stock Fund Units and are United States employees of the Issuer or any of its subsidiaries or independent contractors of the Issuer or its subsidiaries in the states of California, New York, Illinois or Washington, in each of the foregoing cases as of the Effective Time.

                On the terms and subject to the conditions set forth in the Agreement, at the effective time of the CBRE Merger, each participant in the Issuer's Capital Accumulation Plan with an account balance invested in the Company Stock Fund (as defined in the Issuer's Capital Accumulation Plan) (a "Stock Fund Participant") will receive, in consideration for such participant's shares of Common Stock in the Company Stock Fund, the product of the number of shares of Common Stock held in the Company Stock Fund at such time multiplied by $16.00 (the "Plan Proceeds"). As of the effective time of the CBRE Merger, provided that a Registration Statement on Form S-1 of Holding has been declared effective by the Commission prior thereto, each participant in the Issuer's Capital Accumulation Plan, including any Stock Fund Participant, who is a United States employee of the Issuer or any of its subsidiaries as of the effective time of the CBRE Merger (the "Eligible Participants"), may invest, pursuant to the terms of the Capital Accumulation Plan, in shares of the common stock of Holding (the "Holding Shares"), based on a price of $16.00 per share; provided, however, that the aggregate number of Holding Shares that all Eligible Participants will be entitled to purchase will not exceed fifty percent of the total number of shares of Common Stock held in the Company Stock Fund by all Stock Fund Participants as of April 1, 2001 (the "Share Limit"); provided, further, that Holding may increase the Share Limit in its sole discretion. In the event that the Eligible Participants request to purchase an aggregate number of Holding Shares in excess of the Share Limit, the amount subscribed to by each Eligible Participant shall be reduced pro rata based on the number of shares of Holding each Eligible Participant initially requested to purchase. Notwithstanding anything to the contrary stated in this Schedule 13D, no Eligible Participant will be entitled to have greater than 50% of his or her total account balance in the Issuer's Capital Accumulation Plan invested in Holding Shares as of the Effective Time (with all other investments in the Capital Accumulation Plan account of such Eligible Participant being valued as of the month end immediately preceding the effectiveness of Holding's Registration Statement on Form S-1).



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 CUSIP No. 12489L108                    13D               Page 5 of 6
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ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                RESPECT TO SECURITIES OF THE ISSUER

                Item 6 of the Schedule 13D is hereby amended by deleting paragraph one and replacing it with the following paragraph:

                As described in Items 2 and 4 hereof, Holding and Newco have entered into the Agreement (attached hereto as Exhibit 1) with the Issuer dated as of April 24, 2001, whereby, among other things, Newco will merge with and into the Issuer. In connection with the Agreement, each share of the Common Stock (other than as described in Item 4) will be converted into the right to receive the CBRE Merger Consideration.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

                Item 4 of the Schedule 13D is hereby amended by deleting paragraph one thereof and replacing it with the following:

                1. Amended and Restated Agreement and Plan of Merger, dated as of April 24, 2001.


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 CUSIP No. 12489L108                    13D               Page 6 of 6
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2001



By: /s/ Frederic V. Malek
    --------------------------

        Frederic V. Malek